Via Federal Express

January 12, 2009

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MDwerks, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Amended April 11, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File No. 333-118155

Dear Mr. Krikorian:

We have submitted today for filing a response to the comments we received from the SEC in the letter dated November 14, 2008 by Stephen Krikorian, Accounting Branch Chief.

For your convenience, we are sending you courtesy copies of the response via Federal Express.

Form 10-KSB for the Fiscal Year Ended December 31, 2007
Notes to Consolidated Financial Statements, page F-7
Note 4 – Notes Payable, page F-11

1.           Your disclosures should be revised in future filings to clearly describe your policies for allocating the proceeds between the attached warrants and the instruments sold. Further, your disclosures should clearly indicate that you recorded a beneficial conversion feature on the Senior Notes and describe how you are recognizing this feature as an interest expense.

Response:

We will revise all future filings to include a more detailed description of our policies for allocating the proceeds between the attached warrants and the instruments sold.

We will also revise all future filings to include a more detailed description of our policies for recognizing the beneficial conversion feature on the Senior Notes arising from the allocation of a portion of the proceeds to the warrants as interest expense (straight-line method which is not materially different from the interest method).

MDwerks, Inc.
1020 NW 6th Street – Suite I, Deerfield Beach, FL 33442
Tel (954) 389-8300   Fax (954) 427-5871

2.
Elaborate on your statement that since the preferred stock issued by Vicis is mandatorily redeemable, it is therefore recorded as debt rather than equity under the provision of SFAS 150. It would appear that in accordance with paragraph A9 of SFAS 150, convertible preferred stock with a mandatory redemption date would generally not be classified as a liability given that the  redemption is contingent upon the holders' not exercising their option to convert the financial instrument into a fixed number of shares (i.e., the obligation is conditional). We also refer you to paragraph 5 of EITF 05-2. If this instrument is not within the scope of SFAS 150, please provide support for your current classification and provide your analysis for how you are accounting for the embedded conversion feature. Your response should address EITF Topic D-98 for classification purposes and SFAS 133 for evaluating the embedded conversion feature. Your analysis should clearly indicate how you evaluated the conversion feature under paragraphs 11 and 12 of SFAS 133. For evaluating whether the conversion feature would be classified in stockholders equity, please provide your consideration of EITF 00-19. Also, in your evaluation under paragraph 12(a) of SFAS 133, please provide your consideration of paragraph 61(l) of SFAS 133.

Response:

Given the terms of the securities and nature of the transaction, the Company believes the mandatorily redeemable preferred shares are in substance senior subordinated debt not equity, and are, therefore, subject to the provisions of SFAS 150.  The Company has concluded that in the context of the entire transaction, classifying this transaction as temporary or permanent equity is inappropriate.  The principle objective factors in arriving at that conclusion were the extremely short term of the conversion feature, the remote possibility of conversion and the general intention of the transaction. The mandatorily redeemable preferred shares were redeemable at $2.25 per share which was significantly above the current market price of our stock at the time.

¶A9 of SFAS 150 states that a mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.  The initial conversion date was short-term in nature and mandatorily redeemable one year from the date of issuance of the preferred shares without liquidation or termination conditions on the redemption.

¶5 of EITR 05-2 states that a similar practice issue exists in evaluating whether convertible preferred stock with debt-like features (such as convertible preferred stock with a mandatory redemption date) qualifies for consideration under this exception. In accordance with ¶A9 of Statement 150, convertible preferred stock with a mandatory redemption date would generally not be classified as a liability because the redemption is contingent upon the holders' not exercising their option to convert the instrument into a fixed number of shares (if conversion was into a variable number of shares, the instrument could be a liability in accordance with Statement 150).

EITF Topic D-98 discusses that preferred securities that are redeemable for cash or other assets are to be recorded outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.  Since our securities are redeemable for cash, we have recorded the transaction outside of permanent equity as a liability.

We reviewed the embedded conversion features under SFAS 133 paragraph 11 and 12 and determined that the embedded conversion feature would have been recorded as stockholder’s equity if stand alone and therefore it is not a derivative.

In SFAS 133 paragraph 61(l) states that a typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt.  This further guided us to classifying the preferred stock transaction as a liability.

3.
Tell us more about the "Theoretical Value” used in your calculations for recording the beneficial conversion feature of the warrants. In this regard, tell us whether the note principal amount is representative of the fair market value of the security. We refer you to paragraph 16 of APB 14 which states that the proceeds received from issuing debt with detachable stock purchase warrants should be allocated between the debt and warrants, based on the relative fair values of the two securities at time of issuance.

The “Theoretical Value” represents the sum of the face value of the note and the Theoretical Value of the warrants (calculated using the Black Scholes method), which is used to allocate the cash proceeds between the warrants and debt based on their relative values.  This methodology has been used consistently by the Company in similar fact situations in previous filings with the SEC as well as after review of the calculations of other companies.  The accounting for this transaction was consistent with paragraph 16 of APB 14 which states that the proceeds received from issuing debt with detachable stock purchase warrants should be allocated between the debt and warrants, based on the relative fair values of the two securities at time of issuance.   The calculation presented in the previous SEC Comment Letter is attached below:

Vicis Journal Entries

The Series B Convertible Preferred Stock issued to Vicis is mandatorily redeemable and, therefore, was recorded as debt rather than equity under the provision of FAS 150.

On September 28, 2007, we recorded the following entry to account for the creation of $2,000,000 Vicis Series B Convertible Preferred Stock and to pay off a short-term $250,000 Note Payable to Vicis:

Cash	$1,633,190
Deferred Costs	115,255
Interest Expense	1,555
Note Payable	250,000
New Note Payable	$2,000,000

Along with this Series B Convertible Preferred Stock, we issued 1,500,000 Series F Warrants at a $2.25 per share and 1,000,000 Series G Warrants at $3.25 per share and recorded the Warrants as follows:

        Debt Discount                                           $877,980
Paid In Capital                                                      $877,980

Underlying Calculations

The beneficial conversion feature had no intrinsic value at the date of issue and therefore no value was recorded. FMV represents the fair market value or closing price. The calculations for recording the beneficial conversion feature and the warrants follow:

9/28/2007
Original
Issuance

Note Principal Amount (a)	$2,000,000
Conversion Rate (b)	$2.25
Conversion Shares (c)	888,889
FMV of Stock on Date of Issuance (d)	$0.77

# of Series F Warrants Issued	1,500,000
FMV Black-Scholes Value	$0.63
Warrants FMV (e)	$945,000

# of Series G Warrants Issued	1,000,000
FMV Black-Scholes Value	$0.62
Warrants FMV (f)	$620,000

Total F & G Warrants Issued	2,500,000

Total Warrants FMV (g=e+f)	$1,565,000
Total Theoretical Value (h=g+a)	$3,565,000
% Allocated to Warrants (i=g/h)	43.90%
FMV Warrants Discount (j=i*a)	$877,980

Allocation to Beneficial Conversion (k=a-j)	$1,122,019
Conversion Shares (c)	888,889
Effect Conversion Rate (l=k/c)	$1.26
FMV of Stock on Date of Issuance (d)	$0.77
Beneficial Feature per Conversion Share (m=d-l)	$(0.49)
Full Ben Feature no limit (n=m*c)	$0
Full Ben Feature limit (k)	$1,122,020
Total Discount (n*j)	$877,980

Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Item 4. Controls and Procedures. page 28
Evaluation of Disclosure Controls and Procedures. page 28

4.
We note that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures (as defined in Rule13a-15(e) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, summarized and reported within the time periods specified in SEC rules and forms. Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm that in future filings you will provide a complete definition of the term disclosure controls and procedures that conforms to the rule whenever you include a definition of the term.

MDwerks, Inc. officers confirm that they concluded that the disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. All future filings will provide the following definition of the term disclosure controls and procedures:

The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Very truly yours, /s/ David M. Barnes David M. Barnes President

MDwerks, Inc. acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

Signature	Title	Date

/s/ Howard B. Katz	Chief Executive Officer and Director	January 12, 2009
Howard B. Katz	(Principal Executive Officer)

/s/ Vincent Colangelo	Chief Financial Officer and Secretary	January 12, 2009
Vincent Colangelo	(Principal Financial Officer)

MDwerks, Inc.
1020 NW 6th Street – Suite I, Deerfield Beach, FL 33442
Tel (954) 389-8300   Fax (954) 427-5871